UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Targeted Medical Pharma, Inc.

File No. 000-53071 CF# 26248

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Targeted Medical Pharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 3, 2011, as amended on December 28, 2011.

Based on representations by Targeted Medical Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22	through March 29, 2012
Exhibit 10.23	through April 7, 2012
Exhibit 10.24	through October 20, 2012
Exhibit 10.25	through February 13, 2012
Exhibit 10.26	through October 2, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director